Hana Biosciences, Inc.
7000 Shoreline Court, Suite 370
South San Francisco, CA 94080
(650) 588-6404

September 15, 2006

Via Edgar Transmission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Jeffrey Riedler

Re:	Hana Biosciences, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-135554

Dear Mr. Riedler:

On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on September 20, 2006, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1.    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.    The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Hana Biosciences, Inc.

By:	/s/ John P. Iparraguirre
John P. Iparraguirre Vice President, Chief Financial Officer

cc:    Mary K. Fraser, Esq. (via facsimile 202-772-9217)